Kyto Biopharma Inc.
c/o 114 Belmont Street
Toronto ON M5R 1P8
telephone (416) 884-8807
telecopier (416)884-8807
Gbh00@comcast.net

November 29, 2011

‘CORESP’

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

 Re:                   Form 10-K/A for the Year Ended December 31, 2010 Filed November 14,2011
                          File No. 000-50390

Attention:        Jeffrey Riedler

Dear Mr. Riedler;

The Company is in receipt of the staff’s letter of comment dated November 15, 2011 on the above-referenced Current Report on Form 10-KA.  Following are the Company’s responses to the staff’s comments.

Plan of  Operation. page 11

We note your response to our prior comment 1. However, you did not include the changes provided in your response to our prior comment 1 in your Amendment No. 2 to Form 10-K. In addition, you did not provide all the required information in our prior comment 1 in your response. Please amend your Form 10-K to include the disclosure provided in your response letter dated November 9, 2011. Also, please amend your filing to describe the remaining material terms of the licensing agreement with RFSUNY, including but not limited to usage restrictions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place and the duration of the agreement, which you did not include in your last response and amendment. Regarding the duration of the agreement, we note that your last amendment and response state that the duration of the agreement is “active until the expiry of the patent rights.” Since the duration of the agreement is conditioned on the expiration of patent rights, please disclose the duration of the patents.

Georges Benarroch Kyto Biopharma. Inc. November 29. 2011

RESPONSE:

On February 10, 2010 Kyto executed an “Executive Licensing Agreement”(see exhibit C) with The Research Foundation of State University of New York, “RFSUNY”

The technology licensed from RFSUNY relates to the use of the Transcobalamin Receptor as a target in Cancer Therapy.  Kyto has exclusive licensing rights which expire upon the expiration of the last patent rights relating to the license( Patents  applications were filed with the appropriate governing body on April 5, 2007  and the patents have yet to be issued, and patent usually expires 20 years from date of filing, April 5, 2027). Specifically the licensing rights relate to the group of patents relating to Kyto’s Research and Development strategy of developing monoclonal antibodies to the vitamin B12 receptor as specific delivery vehicles for cytotoxic payloads.

The licensing rights grants kyto an exclusive, world wide, perpetual rights and license to use and practice to make and have made, to use and have used, to offer for sale or lease, to sell or lease, have sold or leased the technologies including but not limited to diagnostic uses, and prophylactic and therapeutic treatment of human diseases, including and not limited to cancer.

In consideration for the exclusive license, Kyto will pay RFSUNY a royalty on Net Sales of between 2% and 4% based on the level of Net Sales, and grant RFSUNY a 2% equity position in Kyto.

Kyto has full and complete control over the prosecution of patent applications, of any re-issues or re-examniation of the licensed patents or of any disclaimer proceeding in connection with the subject matter of the patent rights. However, RFSUNY must keep  Kyto up to date regarding any development associated with any pending patents, issued patents or future patents application incorporated into the patents rights.

Kyto has exclusive licensing rights which expire upon the expiration of the last patent rights relating to the license, or Kyto ceases to do business or makes an assignment of the agreement. The agreement also expire if Kyto fails to pay RFSUNY, RFSUNY has to right to terminate the agreement. If Both Kyto and RFSUNY fails to Keep or perform any of its obligations the agreement can be terminated. Upon termination of agreement, all rights granted to either party shall cease and terminate.

Kyto has been successful in developing a specific murine monoclonal antibody to the transcobalamin receptor.  The antibody identified as mAbTCR23, has been demonstrated to be highly effective in targeting cancer cells and in inhibiting cell proliferation in a number of cell lines including solid tumors and lymphnoid malignancies.  The conjugation of the mAbTCR23 antibody to saporin, a highly effective intercellular cytotoxic agent, did not affect the biological activity of the antibody.

We trust the foregoing sufficiently responds to the staff’s comments.  The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Georges Benarroch
Georges Benarroch